EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Amounts in Millions, Except Ratios)

	Six months ended June 30,	Years ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings (loss) [1]
Income (loss) from continuing operations before income taxes	$61.2	$232.4	$471.5	$235.7	$(5.0)	$(186.6)

Fixed charges [1]
Interest expense and other charges	67.6	155.6	211.9	236.7	218.7	181.9
Interest factor of net operating rents [2]	84.9	181.4	183.9	185.6	185.1	183.9

Total fixed charges	152.5	337.0	395.8	422.3	403.8	365.8

Earnings (loss), as adjusted	$213.7	$569.4	$867.3	$658.0	$398.8	$179.2

Ratio of earnings to fixed charges [3]	1.4	1.7	2.2	1.6	N/A	N/A

[1]

Earnings (loss) consist of income (loss) from continuing operations before income taxes, equity in net income (loss) of unconsolidated affiliates and adjustments for net (income) loss attributable to noncontrolling interests. Fixed charges consist of interest on indebtedness, amortization of debt discount, waiver and other amendment fees, debt issuance costs (all of which are included in interest expense) and the portion of net rental expense deemed representative of the interest component (one-third).

[2]	We have calculated the interest factor of net operating rent as one third of our operating rent, as this represents a reasonable approximation of the interest factor.
[3]

We had a less than 1:1 ratio of earnings to fixed charges due to our losses in the years ended December 31, 2006 and 2005. To provide a 1:1 coverage ratio for the deficient periods results as reported would have required additional earnings of $5.0 and $186.6 in the years ended December 31, 2006 and 2005, respectively.